EXHIBIT 99.22

NEWS RELEASE DATED JULY 12, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	12th July 2010

TASMAN JOINT VENTURES FURTHER IRON ORE PROJECTS TO BEOWULF MINING PLC

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF. Mr Mark Saxon, President and CEO, is pleased to announce the successful negotiation of a Sale and Royalty Agreement with Beowulf Mining plc (AIM:BEM; “Beowulf”) covering three iron ore claims (“the Claims”) held by Tasman in Sweden.  The Agreement ensures exploration continues on these projects, realizes immediate value for Tasman through share payments, and provides for a royalty should future production take place.

Beowulf Mining plc is a London Stock Exchange (AIM Market) listed, Scandinavian focused mineral exploration company, specializing in iron ore.  Beowulf’s focus is to advance key iron assets in the Jokkmokk region, in particular the Kallak project where a 30 hole drilling program and metallurgical processing studies are underway.  The project is attractive due to its low phosphorous and sulfur contents, and favorable infrastructure.  Tasman’s exploration Claims that are subject of this Sale and Royalty Agreement principally lie adjacent to Beowulf’s Kallak claims, and together form a natural fit for ongoing exploration.

The Sale and Royalty Agreement signed with Beowulf transfers 100% ownership of the Nakerivaara nr 1, Parkijaure nr 1 and Parkijaure nr 2 claims that total 1203 ha to Beowulf.  Further information regarding these claims can be found within a NI43-101 report titled “Technical Report for Seven Mineral Exploration Claims in Northern Sweden including Calculation of Current Mineral Resource Estimates for the Sautusvaara and Vieto Iron Properties” prepared by Geoffrey Reed from ReedLeyton Consulting dated 1 May 2009, located at http://www.tasmanmetals.com/s/43-101.asp.

In consideration for the sale, Tasman Metals Ltd shall receive an allotment of 691,921 ordinary shares in Beowulf (current value approximately CA$40,000).  Tasman has agreed not to trade such shares for a period of twelve months following their date of issue.  In addition, Tasman will retain a 1.5% Net Smelter Royalty on any future production in the three permit areas.  From the date of this Agreement, Beowulf will be responsible for all expenditure on the three claims, including any required statutory payments.  Completion of the acquisition is conditional on the receipt of approval for the transfer of the permits from Tasman to Beowulf from Swedish authorities.

“Tasman’s exploration focus is on its European REE assets, in particular the Company’s Norra Karr project in south central Sweden where calculation of an independent resource will soon begin” said Mark Saxon, Tasman’s President & CEO.  “The Company has chosen to share exploration risk and ensure exploration is advanced on non-core iron ore projects by joining with a partner holding adjacent iron ore claims.  This portfolio reinforces Beowulf’s strong holdings in the Jokkmokk region, and gives potential for further near surface iron ore discoveries.  We look forward to working with Beowulf’s experienced management team, and following the success of the projects.”

Tasman holds numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.